Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED MAY 31, 2025

(Expressed in Canadian dollars unless otherwise stated)

July 14, 2025

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of GoldMining Inc. for the three and six months ended May 31, 2025, should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and six months ended May 31, 2025, including the notes thereto, and its annual information form (the "AIF") and audited consolidated financial statements for the year ended November 30, 2024, copies of which are available under the Company's profile at www.sedarplus.ca.

References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, references to "R$" are to Brazilian Reals and references to "AU$" are to Australian dollars.

The Company's unaudited condensed consolidated interim financial statements for the three and six months ended May 31, 2025, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. Unless otherwise stated, all information contained in this MD&A is as of July 14, 2025.

Forward-Looking Information

Certain statements in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	the Company's future exploration and development plans and strategies;

●	expectations regarding the continuity of mineral deposits respecting the receipt of necessary licenses and permits;

●	exploration activities and/or plans on the Company's projects;

●	the Company's mineral reserve and mineral resource estimates;

●	anticipated tonnages and grades of the Mineral Resources disclosed for the Company's projects;

●

expectations regarding environmental, social or political issues that may affect the exploration or development progress, including, but not limited to referendums regarding prohibitions on mining in jurisdictions where certain of the Company's projects are located;

●	future sales under the ATM Program (as defined herein), and use of funds therefrom;

●	the completion of future transactions;

●	capital expenditure programs and the timing and method of financing thereof;

●	the requirement for additional financing in order to maintain the Company's operations and exploration activities;

●	expectations respecting the receipt of necessary licenses and permits, including obtaining extensions thereof;

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

●	the Company's ability to raise the capital necessary to fund its operations and the potential development of its properties;

●	the Company's ability to obtain the resources to conduct exploration and development activities on its properties;

●	forecasts relating to mining, development and other activities at the Company's operations;
●	potential increases in the ultimate recovery of gold from its properties;

●	forecasts relating to market developments and trends in global supply and demand for gold;

●	future royalty and tax payments and rates; and

●	future work on the Company's non-material properties.

Forward-Looking Statements are based on a number of material assumptions, including those listed here, which could prove to be significantly incorrect:

●	the Company will realize on the benefits expected from its business plans and strategies;

●	the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof will occur and proceed as expected;

●	current gold, silver, base metal and other commodity prices will be sustained, or will improve;

●	the proposed development of the Company's projects will be viable operationally and economically and will proceed as expected;

●	any additional financing required by the Company will be available, and on reasonable terms;

●	the accuracy of any mineral reserve and mineral resource estimates;
●	the accuracy of budgeted exploration and development costs and expenditures;

●	the price of other commodities such as fuel;

●	future currency exchange rates and interest rates;

●	political and regulatory stability;

●	the receipt of governmental and third-party approvals, licenses and permits on favourable terms;

●	obtaining required renewals for existing approvals, licenses and permits and obtaining all other required approvals, licenses and permits on favourable terms; and

●	the Company will not experience any material accident, labour dispute or failure of plant or equipment.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation:

●

the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties;

●

obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company's current and future projects and operations;

●	the uncertainty of mineral resource estimates;

●	fluctuation in market value of publicly traded securities held by the Company;

●

the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity;

●	general economic conditions, including the impacts of changes to trade policies and the imposition of tariffs;

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

●	gold and other commodity price fluctuations and volatility;

●	the Company has no known mineral reserves and that no economic reserves may exist on the Company's projects;

●	potential acquisitions of additional mineral properties or mergers with or investment in new companies and abandonment of interest by the Company in its mineral properties;

●	referendums or resolutions respecting prohibitions or restrictions on mining;

●

government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as "social license"), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance;

●	the presence of artisanal miners;

●

inherent risks in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations;

●	war, crime, terrorism, sabotage, blockades and other forms of civil unrest, and uncertain political and economic environment;

●	infrastructure;

●	competitive conditions in the mineral exploration and mining industry;

●	property and mineral title, including defective title to mineral claims or property;

●	environmental regulation and liability;
●	costs, compliance and other risks associated with climate change and emerging climate change regulation;

●	information systems and cyber security;

●	uncertainty of the performance of contractors;

●	costs, delays and other risks associated with statutory and regulatory compliance;

●	the uncertainty of profitability and financing risks, as the Company has no history of earnings;

●	health epidemics or pandemics;

●	internal controls over financial reporting;

●	foreign exchange fluctuations;

●	the ability of the Company to retain skilled and experienced personnel, contractors, management and employees;

●	potential litigation;

●	foreign operations;

●	possible conflicts of interest;

●	uninsurable risks;

●	risks associated with joint ventures;

●	capital cost estimates; and

●

the other risk factors set forth under "Risk Factors" in the AIF and other filings with the Canadian Regulatory Authorities and the U.S. Securities and Exchange Commission, copies of which are available under  the Company's profile at SEDAR+ at www.sedarplus.ca and www.sec.gov, respectively.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-Looking Statements.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, we undertake no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present stages of its projects.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Business Overview

The Company is a mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

GoldMining's principal projects are currently its La Mina Gold Project (the "La Mina Project") and Titiribi Gold-Copper Project, located in the Department of Antioquia, Colombia (the "Titiribi Project"), the São Jorge Gold Project, located in the State of Pará, Brazil (the " São Jorge Project") and the Whistler Gold-Copper Project, located in Alaska, United States (the "Whistler Project"), held through its majority ownership of U.S. GoldMining Inc. ("U.S. GoldMining").

The Company currently holds approximately 79% of the outstanding shares of common stock of U.S. GoldMining Shares (the "U.S. GoldMining Shares").

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", the NYSE American under the symbol "GLDG" and the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

Company Strategy

The Company's long-term growth strategy of acquiring and developing gold assets in the Americas is premised on a disciplined execution strategy of advancing the existing portfolio including pursuing partnerships and joint ventures, while also continuing to evaluate accretive acquisition opportunities and potential spin-outs and property divestiture opportunities.

Recent Developments

Option of Boa Vista Project

On July 1, 2025, the Company announced its wholly-owned subsidiary has entered into a binding term sheet for an earn-in agreement (the "Earn-In Agreement"), pursuant to which, among other things, Australian Mines Limited (ASX:AUZ) ("AUZ") may acquire up to an 80% interest in the Company's Boa Vista Project ("Boa Vista" or the "Project"), located in the Tapajós Gold Province, Pará State, Brazil, in consideration for aggregate cash and equity payments of up to $7 million.

The Company holds an approximate 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, which holds the rights to Boa Vista Project. The remaining 15.95% interest is held by the Company's joint venture partner, Majestic D&M Holdings LLC ("Majestic"). Upon satisfaction of the First Option conditions, discussed below, Majestic's interest in BVG will fall below 10% and be converted to a 1.5% net smelter return royalty pursuant to the terms of the BVG Shareholders Agreement (as defined herein). See "Contractual Obligations – Commitments – Boa Vista Joint Venture Project" for more information.

If the option is exercised in full, the Company will retain a 20% interest in the Project at such time.

Key Earn-In Agreement Highlights:

Initial Consideration:

●	$0.055 million cash payment (non-refundable); and

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

●

Issuance of ordinary shares of AUZ ("AUZ Shares") valued at $0.884 million (AU$1 million), calculated based on a deemed issue price per AUZ Share equal to the twenty-day volume-weighted average price ("VWAP") for AUZ Shares immediately prior to the date of execution of the Earn-In Agreement, to be distributed on a pro rata basis to the Company and Majestic in accordance with their interests.

First Option: AUZ has 3 years from the date all conditions precedent to the Earn-In Agreement are satisfied to earn the right to a 51% interest in the Project by:

●	Incurring minimum exploration expenditures of $3.978 million (AU$4.5 million), inclusive of:
o	Completing a minimum 6,000 metres of diamond core drilling; and
o	Making three annual cash payments to the Company, each of $0.25 million
●

Announcing a 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC") -compliant mineral resource estimate of at least 500,000 gold ounces, including at least 250,000 ounces in the measured and indicated categories; and

●

Issuance of AUZ Shares valued at $0.884 million (AU$1 million), calculated based on a deemed issue price per AUZ Share equal to the twenty-day VWAP of AUZ Shares immediately prior to the date of notice of exercise of the First Option, to be distributed on a pro rata basis to the Company and Majestic in accordance with their interests.

Upon satisfying the First Option conditions AUZ and GoldMining will form a joint venture (51/49 respectively) on industry standard terms with AUZ as the initial operator.

Second Option: AUZ may earn a further 19% interest in the Project (to 70%) within 3 years from the date of completion of the First Option by:

●

Expending a minimum annual amount of $0.884 million (AU$1 million) on exploration and feasibility study activities on the Project, including a minimum of $0.884 million (AU$1 million) on environmental baseline studies; and

●	Completing a Feasibility Study containing a JORC and NI 43-101 Mineral Reserve of more than 250,000 ounces of gold.

Third Option: AUZ has a further option, exercisable within 90 days from the date of completion of the Second Option, to earn a further 10% interest in the Project (to 80%) by, at the Company's option, either

●	granting the Company a shield to dilution out of the joint venture; or

●	paying the Company the Third Option exercise price (which may be a mix of cash and equity, with a minimum 50% in cash) in an amount equal to the greater of either (i) or (ii):

i) $4.420 million (AU$5 million); and

ii) the value of the then Mineral Resource at the Project at the time of exercise, calculated as the sum of gold oz contained within the Mineral Resource by multiplying measured resources by AU$20/oz, indicated resources by AU$10/oz, and inferred resources (less 300,000 oz) by AU$2.50/oz.

As at the date hereof, the Earn-In Agreement remains subject to customary conditions applicable to the transactions contemplated therein, including receipt of requisite shareholder approvals of AUZ and stock exchange approvals of the ASX.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Non-Brokered Private Placement

On June 9, 2025, the Company announced that it had closed a non-brokered private placement of 373,135 common shares, which will qualify as "flow-through shares" within the meaning of the Income Tax Act (Canada) (each a "FT Share") at a price of $1.34 per FT Share for gross proceeds of $0.50 million.  The Company will use an amount equal to the gross proceeds from the sale of the FT Shares to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures", as such terms are defined in the Income Tax Act (Canada) ("Qualifying Expenditures") in relation to the Company's Yellowknife Gold Project, on or before December 31, 2025. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2025.

Updated At-the-Market Equity Program

The Company's most recent at-the-market equity program (the "ATM Program") commenced in December 2024, pursuant to an equity distribution agreement dated December 20, 2024 (the "2024 Distribution Agreement") with a syndicate of agents (the "Agents"). Under the ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares") to the public from time to time, through the Agents, at the Company's discretion at the market price on the TSX or the NYSE, as applicable, at the time of sale.

During the three months ended May 31, 2025, the Company issued a total of 557,479 ATM Shares under the ATM Program for aggregate gross proceeds of $0.6 million. Aggregate gross proceeds raised over the three months ended May 31, 2025, were approximately $0.13 million from sales conducted through the facilities of the TSX (net proceeds $0.13 million) and US$0.34 million from sales conducted through the facilities of the NYSE American (net proceeds US$0.33 million), and the Agents were paid aggregate commissions on such sales of approximately $0.00 million and US$0.01 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

During the six months ended May 31, 2025, the Company issued a total of 1,675,879 ATM Shares under the ATM Program for aggregate gross proceeds of $1.88 million. Aggregate gross proceeds raised over the six months ended May 31, 2025, were approximately $1.42 million from sales conducted through the facilities of the TSX (net proceeds $1.38 million) and US$0.34 million from sales conducted through the facilities of the NYSE American (net proceeds US$0.33 million), and the Agents were paid aggregate commissions on such sales of approximately $0.04 million and US$0.01 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

Subsequent to May 31, 2025, the Company issued an additional 1,965,094 ATM Shares under the ATM Program for aggregate gross proceeds of $2.05 million. Aggregate gross proceeds raised were approximately $0.1 million on the TSX (representing net proceeds of $0.09 million) and US$1.42 million on the NYSE American (representing net proceeds of US$1.39 million), and the Agents were paid aggregate commissions on such sales of approximately $0.01 million and US$0.03 million.

Unless earlier terminated by the Company or the Agents as permitted therein, the 2024 Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 24, 2025.

U.S. GoldMining At-the-Market Equity Program

On May 15, 2024, U.S. GoldMining entered into an at-the market offering agreement with a syndicate of agents for an at-the-market facility (the "U.S. GoldMining ATM Program"). Pursuant to the U.S. GoldMining ATM Program, U.S. GoldMining may sell up to US$5.5 million of U.S. GoldMining Shares from time to time through the sales agents. A fixed cash commission rate of 2.5% of the gross sales price per share of common stock sold under the U.S. GoldMining ATM Program will be payable to the agents in connection with any such sales.

The securities that may be offered under the U.S. GoldMining ATM Program have not been and will not be qualified by a prospectus for the offer or sale to the public in Canada under applicable Canadian securities laws.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

During the three months ended May 31, 2025, U.S. GoldMining sold 48,855 common shares under the U.S. GoldMining ATM Program, for gross proceeds of $0.72 million (US$0.51 million).

During the six months ended May 31, 2025, U.S. GoldMining sold 58,732 common shares under the U.S. GoldMining ATM Program, for gross proceeds of $0.9 million (US$0.64 million).

Update on Material Properties

The Company continuously evaluates its projects in order to identify potentially value-enhancing work for prioritization. The Company has identified various potential work on projects as identified below. Such additional work and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, which we may obtain through equity and/or debt financing.

São Jorge Gold Project

During the three and six months ended May 31, 2025, the Company incurred $0.4 million and $0.5 million, respectively, of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services, expenditures for camp maintenance costs, and costs related to the Company's 2025 exploration program at the project, including drilling.

On February 26, 2025, the Company reported an updated mineral resource estimate for the São Jorge Project. For further information please see the technical report titled "NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil", with an effective date of January 28, 2025, prepared for the Company and available under its profile at SEDAR+ at www.sedarplus.ca.

On March 18, 2025, the Company announced a 2025 exploration program for the São Jorge Project. This program includes a planned drilling campaign of up to 5,000 metres targeting expansion of the known deposit along strike, geophysical surveying northwards over the William South and North prospect areas, auger drilling of up to 3,000 metres over high tenor soil anomalies and a soil sampling program of up to 6,000 samples to test and expand the broader mineral system across the project.

On May 18, 2025, the Company announced that it had commenced drilling with two diamond core drills in support of the previously announced exploration program. The Company reported that approximately 500 metres of core had been drilled on the initial holes targeting the NE and SW extension of the São Jorge deposit and test gold in soil anomalies at William South target. An airborne-drone Lidar survey was initiated to provide high-resolution images of topography (altimetric precision <0.1m) encompassing areas of three exploration concessions. This data is used to plan field work and to further advance geological/structural interpretations. Camp infrastructure upgrades were initiated including construction of an additional core storage facility and refurbishing and expansion of the camp to accommodate the increased exploration activities.

In 2023, the Final Exploration Report for the license no.850.058/2002 was approved by the Brazilian National Mining Agency or Agência Nacional de Mineração ("ANM"), allowing the Company the right to apply for a Mining Concession. As part of the application for the Mining Concession, the Company prepared and filed an Economic Assessment Plan ("PAE") with ANM on October 29, 2024 and is required to initiate environmental baseline studies to apply for a Preliminary Environmental License.

Whistler Gold-Copper Project

During the three and six months ended May 31, 2025, U.S. GoldMining incurred $0.4 million and $0.5 million, respectively, of expenditures on the Whistler Project for consulting fees to vendors for geological work, permitting and compliance, regulatory and community stakeholder engagement, camp, equipment and airstrip maintenance costs.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

On February 3, 2025, U.S. GoldMining announced additional diamond core drill results from its 2024 program, including multiple broad intercepts of high-grade mineralization expanding the western high-grade zone within the Whistler Deposit, and additional deep drilling in the northern portion of the deposit.

On February 10, 2025, U.S. GoldMining announced assay results from WH24-05 which was drilled adjacent to the Raintree West Deposit as part of its 2024 program completed at the Whistler Project.

On April 15, 2025, U.S. GoldMining announced its plan to commence an initial economic assessment for the Whistler Project. The study is intended to constitute an initial assessment ("PEA") under subpart 1300 of Regulation S-K as issued by the U.S. Securities and Exchange Commission and a preliminary economic assessment under Canadian National Instrument 43-101.

On April 24, 2025, U.S. GoldMining announced the commencement of metallurgical testwork at the Whistler Project. The principal aim of the metallurgical testwork is to develop a preliminary process flowsheet optimized for metal recovery that will be used in the proposed PEA. The metallurgical testwork will comprise preparation of variability composites and a master composite, feed characterization, detailed mineralogy, comminution testing, sulphide flotation testing and gravity gold and cyanide leaching on concentrate tailings.

On May 15, 2025, U.S. GoldMining provided an update on exploration targets at the Whistler Gold-Copper Project, comprising three separate gold ± copper ± silver mineral systems identified to date, including the Whistler-Raintree, Island Mountain and Muddy Creek mineral systems.

On May 27, 2025, U.S. GoldMining provided further details on exploration targets at the Whistler Gold-Copper Project, highlighting northern exploration targets hosted within the Whistler-Raintree mineral system, also referred to as the Whistler Orbit, which comprises a classic porphyry cluster over an area of approximately 5 x 5 km, containing multiple mapped and interpreted porphyry intrusions.

On June 9, 2025, U.S. GoldMining announced it had selected Ausenco Engineering Canada ULC as the principal consulting firm to lead its proposed initial assessment study PEA for the Whistler Gold-Copper Project.

On June 16, 2025, U.S. GoldMining highlighted additional high priority exploration targets located at the Muddy Creek area of its 100% owned Whistler Gold-Copper Project.

La Mina Gold-Copper Project

During the three and six months ended May 31, 2025, the Company incurred $0.1 million and $0.1 million, respectively, of expenditures on the La Mina Gold-Copper Project, which included expenditures for camp maintenance, payroll and personnel expenses and surface rights lease payments.

Titiribi Gold-Copper Project

During the three and six months ended May 31, 2025, the Company incurred $0.2 million and $0.3 million, respectively, of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, payroll and personnel expenses, surface rights lease payments as well as initiating a geotechnical study to better determine the physical characteristics of rock and soil at the Titiribi Project.

In April 2025, the Company submitted a work and construction program or Programa de Trabajo y Obras ("PTO"), the document detailing the final exploration plan, to the National Mining Agency for approval. Once the PTO is approved, the next major step for the project would involve obtaining other necessary permits, such as the Environmental Impact Assessment approval, and then proceeding with construction and development activities as outlined in the approved PTO.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

In August 2021, the Municipal Council of Titiribi issued a Territorial Ordinance Scheme which restricts mining and mineral exploitation activities in the municipality. Similar actions have been made by the Municipal Council of Titiribi in the past, which were successfully challenged in 2017 and 2018. At present, the Territorial Ordinance Scheme is not impacting the Company's activities and status to maintain the Titiribi Project as the situation in the Municipality of Titiribi, Colombia continues to evolve. The Company plans to take appropriate action to appeal the Municipality's actions when required by its exploration and development plans. It expects that any such challenge by the Company would be on the same basis as its prior successful challenge of similar Municipal actions in the past. No proceedings have commenced at this time. The Titiribi Project remains in good standing.

Other Properties

Rea Project

On May 1, 2025, the Company announced its proposed metallic minerals exploration application for the Rea Uranium Project ("Rea Project") located in the Western Athabasca Basin, Alberta, Canada, has been reviewed and authorized as an approved exploration program by the Alberta Energy Regulator.

On May 28, 2025, the Company announced it had filed an updated technical report for the Rea Project titled, "NI 43-101 Technical Report, Geological Introduction to the Rea Uranium Project, Alberta, Canada" with an effective date of April 30, 2025.

Other Investments

Gold Royalty Corp.

As of May 31, 2025, the Company owned 21,533,125 common shares (the "GRC Shares") of NYSE American-listed Gold Royalty Corp. ("GRC").

NevGold Corp.

As of May 31, 2025, the Company owned 26,056,150 common shares (the "NevGold Shares") of TSX Venture-listed NevGold Corp. ("NevGold"). As the Company has significant influence over NevGold, it accounts for its ownership in NevGold using the equity method. The Company has filed a notice of intention to distribute securities under NevGold's profile on SEDAR+ at www.sedarplus.ca in respect of its intention to dispose of NevGold Shares. During the three and six months ended May 31, 2025, the Company disposed of 614,100 NevGold Shares at a weighted average price of $0.3178 per share, or $0.3128 per share net of transaction costs. Subsequent to May 31, 2025, the Company has disposed of 1,132,600 NevGold Shares at a weighted average price of $0.3328 per share, or $0.3278 per share net of transaction costs.

U.S. GoldMining

As of May 31, 2025, the Company owned 9,878,261 U.S. GoldMining Shares, or approximately 79% of U.S. GoldMining's outstanding shares of common stock and 122,490 warrants to purchase U.S. GoldMining Shares

As a result of its ownership position, the Company consolidates the assets and liabilities of U.S. GoldMining in its Statements of Financial Position and therefore, the market value of the U.S. GoldMining Shares and warrants is not reflected in the Company's financial statements.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

The following table shows the assets and liabilities of U.S. GoldMining:

May 31,
2025
(in thousands of dollars)	($)
Assets
Cash and cash equivalents	3,957
Restricted cash	121
Prepaid expenses and deposits	181
Other receivables	16
Other assets	48
Land, property and equipment	1,413
Exploration and evaluation assets	69
5,805

Liabilities
Accounts payable and accrued liabilities	394
Withholding taxes payable	248
Rehabilitation provisions	434
Lease liability	143
1,219

Results of Operations

Three Months Ended May 31, 2025, Compared to Three Months Ended May 31, 2024

The following is a table of selected consolidated operating results of the Company, with U.S. GoldMining and its wholly owned subsidiary US GoldMining Canada Inc. (1) being separately disclosed, as well as other subsidiaries of the Company(2).

Selected Operating Results	U.S. GoldMining(1)			Others(2)			Consolidated
	For the three months ended			For the three months ended			For the three months ended
	May 31,	May 31		May 31,	May 31		May 31,	May 31
(in millions of dollars)	2025 ($)	2024 ($)	Change ($)	2025 ($)	2024 ($)	Change ($)	2025 ($)	2024 ($)	Change ($)
Operating loss	1.3	1.4	(0.1)	3.0	4.4	(1.4)	4.3	5.8	(1.5)
Consulting fees	-	-	-	0.1	0.2	(0.1)	0.1	0.2	(0.1)
Directors' fees, employee salaries and benefits	0.1	0.1	-	0.5	0.5	-	0.6	0.6	-
Exploration expenses	0.4	0.7	(0.3)	0.6	0.5	0.1	1.0	1.2	(0.2)
General and administrative expenses	0.4	0.4	-	1.4	2.3	(0.9)	1.8	2.7	(0.9)
Professional fees	0.2	0.2	-	0.3	0.3	-	0.5	0.5	-
Share-based compensation	0.2	0.1	0.1	0.5	0.5	-	0.7	0.6	0.1
Share of income on investment in associate	-	-	-	(0.5)	-	(0.5)	(0.5)	-	(0.5)
Deferred income tax expense (recovery)	-	-	-	(1.6)	0.1	(1.7)	(1.6)	0.1	(1.7)
Net loss	1.3	1.2	0.1	1.3	4.5	(3.2)	2.6	5.7	(3.1)

(1) Consists of U.S. GoldMining and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of the Company and all of its subsidiaries, excluding U.S. GoldMining and US GoldMining Canada Inc.

For the three months ended May 31, 2025, the Company had an operating loss of $4.3 million, compared to $5.8 million for the same quarter of 2024. On a consolidated basis, the decrease in operating loss was primarily the result of decreases in exploration expenses, general and administrative expenses and share of income on investment in associate.

General and administrative expenses were $1.8 million for the three months ended May 31, 2025, compared to $2.7 million for the three months ended May 31, 2024. The decrease was primarily the result of lower investor communication and marketing expenses and insurance fees, partially offset by higher transfer agent and regulatory fees.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Directors' fees, employee salaries and benefits, which includes management and personnel salaries, were $0.6 million for the three months ended May 31, 2025, compared $0.6 million for the same quarter in 2024.

Exploration expenses were $1.0 million for the three months ended May 31, 2025, compared to $1.2 million for the same quarter in 2024. The decrease was primarily due to lower exploration expenditures associated with U.S. GoldMining's Whistler Project, offset by higher expenditures at the São Jorge and Titiribi Projects.

Exploration expenditures on a project basis for the periods indicated were as follows:

	For the three months ended		For the six months ended
	May 31,		May 31,
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
São Jorge	392	345	548	468
Whistler	360	662	504	998
Titiribi	167	95	276	165
La Mina	54	40	97	73
Yarumalito	37	22	63	155
Rea	10	32	30	41
Yellowknife	7	-	29	2
Cachoeira	12	4	22	10
Crucero	-	17	1	20
Total	1,039	1,217	1,570	1,932

Non-cash share-based compensation expenses were $0.7 million during the three months ended May 31, 2025, compared to $0.6 million during the three months ended May 31, 2024. The increase was primarily the result of more options granted by GoldMining during the three months ended May 31, 2025, and an increase in share-based compensation recorded by U.S. GoldMining, compared to the three months ended May 31, 2024. Share-based compensation for the three months ended May 31, 2025, includes $0.2 million recorded by U.S. GoldMining with respect to the vesting of stock options, restricted share units and satisfaction of performance based restricted U.S. GoldMining Shares, compared to $0.1 million during the three months ended May 31, 2024.

Professional fees were $0.5 million during the three months ended May 31, 2025, compared to $0.5 million during the three months ended May 31, 2024.

Share of income on investment in associate was $0.5 million during the three months ended May 31, 2025, compared to $0.0 million during the three months ended May 31, 2024. The increase in share of income on investment in associate was primarily the result of $0.7 million dilution gain, which resulted from NevGold's brokered private placement financing, partially offset by the share of loss in associate of $0.2 million.

For the three months ended May 31, 2025, the Company recognized a deferred income tax recovery of $1.6 million, compared to a deferred income tax expense of $0.1 million for the three months ended May 31, 2024. The deferred income tax recovery during the three months ended May 31, 2025, resulted from the remeasurement of GRC Shares at fair value.

For the three months ended May 31, 2025, the Company recorded an unrealized gain on revaluation of long-term investments of $12.4 million in other comprehensive income, compared to an unrealized loss of $0.7 million for the three months ended May 31, 2024, as a result of an increase in the fair value of its long-term investments. The unrealized gain during the three months ended May 31, 2025, and the unrealized loss during the three months ended May 31, 2024, respectively, were offset by deferred income tax expenses of $1.7 million and a deferred income tax recovery of $0.1 million respectively. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

During the three months ended May 31, 2025, the Company's net loss was $2.6 million, or $0.01 per share on a basic and diluted basis, of which $2.4 million was attributable to shareholders of the Company and $0.2 million was attributable to non-controlling interests, compared to a net loss of $5.7 million, or $0.03 per share on a basic and diluted basis, of which $5.5 million was attributable to shareholders of the Company and $0.2 million was attributable to non-controlling interests during the three months ended May 31, 2024.

Six Months Ended May 31, 2025, Compared to Six Months Ended May 31, 2024

The following is a table of selected consolidated operating results of the Company, with U.S. GoldMining and its wholly owned subsidiary US GoldMining Canada Inc. (1) being separately disclosed, as well as other subsidiaries of the Company(2).

Selected Operating Results	U.S. GoldMining(1)			Others(2)			Consolidated
	For the six months ended			For the six months ended			For the six months ended
	May 31,	May 31,		May 31,	May 31,		May 31,	May 31,
(in millions of dollars)	2025 ($)	2024 ($)	Change ($)	2025 ($)	2024 ($)	Change ($)	2025 ($)	2024 ($)	Change ($)
Operating loss	3.2	2.7	0.5	6.7	5.5	1.2	9.9	8.2	1.7
Consulting fees	-	-	-	0.2	0.3	(0.1)	0.2	0.3	(0.1)
Directors' fees, employee salaries and benefits	0.3	0.2	0.1	0.9	0.9	-	1.2	1.1	0.1
Exploration expenses	0.5	1.0	(0.5)	1.1	0.9	0.2	1.6	1.9	(0.3)
General and administrative expenses	1.3	0.8	0.5	2.5	3.8	(1.3)	3.8	4.6	(0.8)
Professional fees	0.4	0.4	-	1.1	0.6	0.5	1.5	1.0	0.5
Share-based compensation	0.6	0.2	0.4	1.2	1.7	(0.5)	1.8	1.9	(0.1)
Share of (income) loss on investment in associate	-	-	-	(0.3)	0.4	(0.7)	(0.3)	0.4	(0.7)
Recovery on receipt of mineral property option payments	-	-	-	-	(3.2)	3.2	-	(3.2)	3.2
Current income tax expense (recovery)	-	-	-	(0.1)	1.8	(1.9)	(0.1)	1.8	(1.9)
Deferred income tax recovery	-	-	-	(2.1)	(1.1)	(1.0)	(2.1)	(1.1)	(1.0)
Net loss	3.1	2.3	0.8	4.4	6.2	(1.8)	7.5	8.5	(1.0)

(1) Consists of U.S. GoldMining and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of the Company and all of its subsidiaries, excluding U.S. GoldMining and US GoldMining Canada Inc.

For the six months ended May 31, 2025, the Company had an operating loss of $9.9 million, compared to $8.2 million for the same period of 2024. On a consolidated basis, the increase in operating loss was primarily the result of a recovery on receipt of mineral property option payments paid in NevGold Shares of $3.2 million in the same period of 2024 and increases in professional fees, offset by share of income on investment in associate and decreases in consulting fees, exploration expenses, general and administrative expenses and share-based compensation.

General and administrative expenses were $3.8 million for the six months ended May 31, 2025, compared to $4.6 million for the six months ended May 31, 2024. The decrease was primarily the result of lower investor communication and marketing expenses and insurance fees, partially offset by higher transfer agent and regulatory fees.

Directors' fees, employee salaries and benefits, which includes management and personnel salaries, were $1.2 million for the six months ended May 31, 2025, compared $1.1 million for the same period in 2024.

Exploration expenses were $1.6 million for the six months ended May 31, 2025, compared to $1.9 million for the same period in 2024. The decrease was primarily due to lower exploration expenditures associated with U.S. GoldMining's Whistler Project and lower expenditures at the Yarumalito Project, offset by higher expenditures at the São Jorge and Titiribi Projects.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Non-cash share-based compensation expenses were $1.8 million during the six months ended May 31, 2025, compared to $1.9 million during the six months ended May 31, 2024. The decrease was primarily the result of fewer options granted by GoldMining during the six months ended May 31, 2025, partially offset by an increase in share-based compensation recorded by U.S. GoldMining, compared to the six months ended May 31, 2024. Share-based compensation for the six months ended May 31, 2025, includes $0.6 million recorded by U.S. GoldMining with respect to the vesting of stock options, restricted share units and satisfaction of performance based restricted U.S. GoldMining Shares, compared to $0.2 million during the six months ended May 31, 2024.

Professional fees were $1.5 million during the six months ended May 31, 2025, compared to $1.0 million during the six months ended May 31, 2024. The increase was primarily the result of increased legal and accounting fees incurred for the ATM program, due to timing, as the ATM program renewal was completed in December 2024 of the current fiscal year compared to completion of the 2023 ATM program renewal in November 2023.

Share of income on investment in associate was $0.3 million during the six months ended May 31, 2025, compared to share of loss in associate of $0.4 million during the six months ended May 31, 2024. The increase in share of income on investment in associate was primarily the result of a $0.7 million dilution gain, which resulted from NevGold's brokered private placement financing, partially offset by the share of loss in associate of $0.4 million.

For the six months ended May 31, 2025, the Company recognized a current income tax recovery of $0.1 million, compared to a current income tax expense of $1.8 million for the six months ended May 31, 2024. The current income tax expense during the six months ended May 31, 2024, resulted from the completion of the sale of the Almaden Project to a subsidiary of NevGold.

For the six months ended May 31, 2025, the Company recognized a deferred income tax recovery of $2.1 million, compared to $1.1 million for the six months ended May 31, 2024. The deferred income tax recovery during the six months ended May 31, 2025, resulted from the remeasurement of GRC Shares at fair value.

For the six months ended May 31, 2025, the Company recorded an unrealized gain on revaluation of long-term investments of $15.8 million in other comprehensive income, compared to $2.6 million for the six months ended May 31, 2024, as a result of an increase in the fair value of its long-term investments. The unrealized gains during the six months ended May 31, 2025 and 2024 were offset by deferred income tax expenses of $2.1 million and $0.4 million respectively. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the six months ended May 31, 2025, the Company's net loss was $7.5 million, or $0.04 per share on a basic and diluted basis, of which $6.9 million was attributable to shareholders of the Company and $0.6 million was attributable to non-controlling interests, compared to a net loss of $8.5 million, or $0.04 per share on a basic and diluted basis, of which $8.1 million was attributable to shareholders of the Company and $0.4 million was attributable to non-controlling interests during the six months ended May 31, 2024.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not receive any revenues during such periods.

For the quarter ended	Net loss	Basic and diluted net loss per share
(in thousands of dollars, except per share amounts)	($)	($)
May 31, 2025	(2,616)	(0.01)
February 28, 2025	(4,891)	(0.02)
November 30, 2024	(9,396)	(0.04)
August 31, 2024	(9,480)	(0.05)
May 31, 2024	(5,692)	(0.03)
February 29, 2024	(2,779)	(0.01)
November 30, 2023	(7,639)	(0.04)
August 31, 2023	(9,624)	(0.05)

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective periods. During the three months ended May 31, 2025, net loss was lower compared to previous quarters as a result of a dilution gain on investment in associate and a higher deferred tax recovery, primarily associated with the Company's long-term investments. During the three month periods ended November 30, 2024, August 31, 2024, November 30, 2023 and August 31, 2023, net loss was higher as a result of U.S. GoldMining's exploration program and other activities. During the three months ended February 29, 2024, net loss was lower as a result of recovery on the receipt of mineral property option payments.

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the periods indicated on a consolidated basis and includes the assets and liabilities of U.S. GoldMining as disclosed above under "Other Investments". Cash and cash equivalents and restricted cash of $4.1 million and other assets of $1.7 million held by U.S. GoldMining are solely for the operations of U.S. GoldMining and are not available for use by GoldMining or its subsidiaries.

	As at May 31,	As at November 30,
	2025	2024
(in thousands of dollars)	($)	($)
Cash and cash equivalents	6,024	11,880
Working capital	3,905	9,081
Long-term investments	54,732	38,906
Total assets	130,237	120,961
Total current liabilities	3,430	4,235
Accounts payable and accrued liabilities	1,618	1,602
Total non-current liabilities	1,559	1,565
Shareholders' equity	124,155	113,759
Non-controlling interests	1,093	1,402

Capital resources of the Company consist primarily of cash and cash equivalents, restricted cash, other receivables, liquid short-term investments, long-term investments and shares held in NevGold, which are accounted for as an investment in associate, and GRC Shares. As of May 31, 2025, the Company had cash and cash equivalents totalling $6.0 million compared to $11.9 million at November 30, 2024, and $1.3 million in other current assets compared to $1.4 million at November 30, 2024. This includes cash and cash equivalents held by U.S. GoldMining of $4.0 million compared to $5.5 million at November 30, 2024, and $0.4 million in other current assets held by U.S. GoldMining compared to $0.5 million at November 30, 2024.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

The decrease in cash and cash equivalents was primarily the result of operating expenditures offset by cash proceeds from the ATM Program during the six months ended May 31, 2025. As of May 31, 2025, the Company had long-term investments of $54.7 million compared to $38.9 million as at November 30, 2024, and held NevGold Shares with a fair value of $9.4 million as at May 31, 2025, compared to $6.7 million as at November 30, 2024. The increase in the fair value of long-term investments and the fair value of NevGold Shares was the result of an increase in the market prices of GRC and NevGold Shares held by the Company.

The Company had accounts payable and accrued liabilities of $1.6 million as of May 31, 2025, compared to $1.6 million at November 30, 2024. As of May 31, 2025, the Company had working capital (current assets less current liabilities) of $3.9 million compared to $9.1 million at November 30, 2024. As of May 31, 2025, U.S. GoldMining had working capital of $3.7 million compared to $5.3 million at November 30, 2024.

In addition to planned work programs described under "Update on Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects, are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees and camp maintenance costs. Additional work on projects identified as part of the ongoing review and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

The Company believes that its cash on hand, holdings of publicly traded securities and its ATM Program will provide sufficient capital resources to meet the Company's obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans and debt financings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at May 31, 2025, including payments due for each of the next five years and thereafter.

Contractual Obligations (in thousands of dollars)	Payments Due by Period
	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Office and Storage Leases	861	374	421	66	-
Land Access Agreements	19	19	-	-	-
Total Contractual Obligations	880	393	421	66	-

General and Administrative

The Company is currently renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $0.9 million over the next five years. These leased facilities include those of U.S. GoldMining.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Commitments

Boa Vista Joint Venture Project

The Company holds an approximate 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, which holds the rights to Boa Vista Project located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp., a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic, dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011 ("BVG Shareholder Agreement"), a 1.5% net smelter return royalty is payable to D'Gold and, in the event Majestic's interest in BVG falls below 10%, Majestic's interest will be converted to a 1.5% net smelter return royalty payable by BVG to Majestic. See "Recent Developments – Option of Boa Vista Project".

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3.62 million in September 2018 to the counterparty thereunder. This was subsequently amended, whereby GT paid R$0.22 million ($0.06M) in December 2023 to maintain the option to acquire 100% of the Boa Vista Project mineral rights. The due date to pay the remaining balance of R$3.0 million ($0.7 million) (the "Final Payment") was June 30, 2024. In each of June of 2024 and June 2025, GT extended the option to make the Final Payment for a year by making payments in each year of R$0.21 million ($0.05 million).

In addition, GT must make a bonus payment of US$1.5 million if GT defines a NI 43-101 compliant proven and probable gold reserve in excess of three million gold ounces, with the payment payable within 30 days of the commencement of mine production in accordance with its terms.

On July 1, 2025, the Company's subsidiary entered into a binding term sheet for an Earn-In Agreement. Refer to disclosures under recent developments.

Surubim Project

Altoro Agreement – Surubim Property

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010, and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$0.85 million. Pursuant to this agreement, a cash payment of US$0.65 million is payable upon the ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In December 2023, the Company received the fully executed resolution from the mining authority approving the integration of both concession contracts into a single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020, September 27, 2022, May 10, 2024 and September 13, 2024, the Company's subsidiary can acquire surface rights over a portion of the La Garrucha concession by making a final payment of US$0.1 million on or before October 15, 2025.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Cash Flows

Operating Activities

Net cash used in operating activities during the six months ended May 31, 2025, was $8.6 million, compared to $9.4 million during the six months ended May 31, 2024. Significant operating expenditures during the current year included general and administrative expenses, directors' fees, employee salaries and benefits, professional fees and exploration expenditures. Net cash used in operating activities during the six months ended May 31, 2025 reflected a net loss of $7.5 million, compared to $8.5 million during the six months ended May 31, 2024, primarily offset by non-cash items including share-based compensation of $1.8 million, compared to $1.9 million during the six months ended May 31, 2024, share of income on investment in associate of $0.3 million, compared to share of loss in associate of $0.4 million during the six months ended May 31, 2024, depreciation charge of $0.2 million, compared to $0.2 million during the six months ended May 31, 2024, deferred income tax recovery of $2.1 million, compared to $1.1 million during the six months ended May 31, 2024, recovery on the receipt of mineral property option payments of $nil, compared to $3.2 million in the six months ended May 31, 2024 and share of loss on investment in joint venture of $0.0 million, compared to $0.1 million during the six months ended May 31, 2024.

Non-cash working capital changes include a decrease in other receivables of $0.0 million compared to a decrease of $0.1 million during the six months ended May 31, 2024, a decrease of prepaid expenses and deposits of $0.1 million, compared to an increase of $0.6 million during the six months ended May 31, 2024, an increase of accounts payable and accrued liabilities of $0.0 million compared to a decrease of $0.3 million during the six months ended May 31, 2024, a decrease in income taxes payable of $0.6 million compared to an increase of $1.8 million during the six months ended May 31, 2024, and a decrease in due to related parties of $0.2 million compared to a decrease of $0.2 million during the six months ended May 31, 2024. The increase in income taxes payable during the six months ended May 31, 2024 was primarily attributed to the sale of the Almaden Project.

Investing Activities

Net cash generated from investing activities during the six months ended May 31, 2025 was $0.2 million, compared to net cash used in investing activities of $0.9 million during the six months ended May 31, 2024. Net cash generated from investing activities during the six months ended May 31, 2025 was the result of the sale of NevGold Shares for net proceeds of $0.2 million. Net cash used in investing activities during the six months ended May 31, 2024 was primarily related to investment in joint venture of $0.1 million, purchase of securities in the amount of $0.2 million, a mineral property option payment of $0.3 million for the La Garrucha concession, purchase of equipment in the amount of $0.2 million, and $0.1 million for the partial buyback of a royalty on the Crucero Project.

Financing Activities

Net cash provided by financing activities during the six months ended May 31, 2025, was $2.7 million, compared to $5.9 million during the six months ended May 31, 2024. Net cash provided by financing activities was primarily related to net cash proceeds received from the Company's ATM Program during the six months ended May 31, 2025 in the amount of $1.8 million, compared to $6.0 million during the six months ended May 31, 2024, and net proceeds received from U.S. GoldMining's ATM Program of $0.9 million, compared to $nil during the six months ended May 31, 2024.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Transactions with Related Parties

Related Party Transactions

During the three and six months ended May 31, 2025, the Company incurred related party transactions of $0.0 million and $0.0 million, respectively, compared to $0.2 million and $0.3 million, respectively, for the three and six months ended May 31, 2024 in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairmen. Blender is a design and marketing agency that provides services to numerous publicly traded companies.

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended May 31, 2025, the Company did not enter into any contracts or undertake any commitments or obligations with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three and six months ended May 31, 2025:

	For the three months ended		For the six months ended
	May 31,	May 31,	May 31,	May 31,
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
Management fees	47	47	95	95
Director and officer fees	111	119	228	239
Share-based compensation	326	326	850	1,024
Total	484	492	1,173	1,358

As at May 31, 2025, $0.0 million was payable to key management personnel for services provided to the Company (November 30, 2024: $0.3 million). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer (the "CEO") and the Chief Financial Officer ("CFO").

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS accounting standards requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at May 31, 2025, the Company has concluded no impairment indicators exist for any of its exploration and evaluation assets.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Changes in, and Initial Adoption of, Accounting Policies

The Company adopted the following amendments to IFRS Accounting Standards, which were effective for the accounting period beginning on or after December 1, 2024:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) – The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. This amendment did not have a material impact on the Company's consolidated financial statements.

The following are amendments to the accounting standards that have been issued but are not mandatory for the current period and have not been early adopted by the Company:

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments. In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, restricted cash, other receivables, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments.

Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at May 31,	As at November 30,
	2025	2024
(in thousands of dollars)	($)	($)
Assets
United States Dollar	59,112	46,417
Brazilian Real	-	27
Colombian Peso	207	428
Total	59,319	46,872

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States dollars and total $0.2 million.

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at May 31, 2025, would have an impact, net of tax, of approximately $4.7 million on other comprehensive income for the six months ended May 31, 2025. The impact of a Canadian dollar change of 10% against the United States dollar on the Company's other financial instruments based on balances at May 31, 2025, would have an impact of $0.4 million on net loss for the six months ended May 31, 2025.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk is limited as it has no long-term debt. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash and term deposits, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents and restricted cash are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors the financial institutions where its deposits are held.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. As at May 31, 2025, the Company has working capital (current assets less current liabilities) of $3.9 million.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period.  U.S. GoldMining's cash and cash equivalents and restricted cash of $4.1 million and other assets of $1.7 million are not available for use by GoldMining or its subsidiaries.

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue GoldMining Shares for cash, and ownership of liquid assets at its disposal.

As of May 31, 2025, the Company owns 9,878,261 U.S. GoldMining Shares and 122,490 warrants to purchase U.S. GoldMining Shares, 21,533,125 GRC Shares and 26,056,150 NevGold Shares with the following market values based upon the closing price of the applicable securities as of such date:

Equity Holdings	Market Value
U.S. GoldMining	$123.1 million (US$89.6 million)(1)
GRC	$54.7 million (US$39.8 million)
NevGold	$9.4 million
(1)	Includes fair value of 122,490 warrants held by the Company

GoldMining believes that, taking into account its cash on hand, ability to enter into future borrowings collateralized by the U.S. GoldMining, GRC and NevGold Shares and access to its ATM Program, it will be able to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held at May 31, 2025, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $4.7 million on other comprehensive income for the six months ended May 31, 2025.

Outstanding Share Data

As of the date hereof, the Company has 199,053,205 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

Share Options

Each share option entitles the holder thereof to purchase one GoldMining Share.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

The outstanding share options to purchase GoldMining Shares as of the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,475,000
August 25, 2026	1.52	100,000
November 11, 2026	1.83	2,443,750
November 24, 2026	1.84	140,000
December 7, 2026	1.57	25,000
January 17, 2027	1.98	18,945
January 18, 2027	2.01	50,000
April 7, 2027	2.07	100,000
June 20, 2027	1.46	25,000
July 15, 2027	1.18	75,000
November 24, 2027	1.60	4,018,000
May 8, 2028	1.45	50,000
May 24, 2028	1.34	75,000
October 31, 2028	1.09	50,000
November 4, 2028	1.09	3,437,500
December 1, 2028	1.22	240,000
January 16, 2029	1.14	50,000
March 13, 2029	1.23	33,234
November 27, 2029	1.19	2,397,500
March 14, 2030	1.24	250,000
		15,453,929

Restricted Share Rights

As of the date of this MD&A, 534,800 restricted share rights to acquire 534,800 GoldMining Shares are outstanding (193,750 of which vested during the six months ended May 31, 2025, and have yet to be issued).

Disclosure Controls and Procedures

The CEO and the CFO of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

GoldMining Inc. Management's Discussion and Analysis For the three and six months ended May 31, 2025

The CEO and CFO have evaluated whether there were changes to the DCP during the three and six months ended May 31, 2025 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS accounting standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and six months ended May 31, 2025 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR+ at www.sedarplus.ca.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedarplus.ca.